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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US TIGER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Northern Blvd., Suite 404
(No. and Street)

Manhasset	NY	11030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Taormina (516) 303-0755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	11020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

RMS

OATH OR AFFIRMATION

I, JAMES TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US TIGER SECURITIES INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER
Title

Michelle Ann Magrino
Notary Public 2.27.19

MICHELLE ANN MAGRINO
Notary Public, State of New York
Registration #01MA6339770
Qualified In Nassau County
Commission Expires April 4, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Stockholder of U.S. Tiger Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Tiger Securities, Inc., (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
February 27, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

US Tiger Securities, Inc.
(A Wholly Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	1,067,378
Due From Clearing Firm		10,500
Deposits on Computer Equipment		269,335
Deferred Tax Asset		167,609
Prepaid Expenses and Other Assets		19,755
Total Assets	$	1,534,577
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Expenses and Other Liabilities	$	19,015
Total Liabilities		19,015
Stockholder's Equity		
Common Stock $.05 Par Value, 2,000 shares authorized, issued, and outstanding		100
Additional Paid-in Capital		1,957,341
Accumulated Deficit		(441,879)
Total Stockholder's Equity		1,515,562
Total Liabilities and Stockholder's Equity	$	1,534,577

The accompanying notes are an integral part of this financial statement.

1 – ORGANIZATION AND REGULATORY

JFD Securities Inc. ("JFD") was formed on December 20, 2010 as a New Jersey Corporation. In May 2016, Tiger Holdings, LLC ("THL"), a Delaware limited liability company acquired 24.9% of JFD and in March 2018 acquired the remaining 75.1% of JFD. On April 5, 2018, JFD's name was changed to US Tiger Securities Inc. (the "Company"). In July 2018, THL sold 24.9% of its interest in the Company to Tiger Fintech Holdings, Inc. ("TFH") and in November 2018 THL sold the remaining 75.1% of the Company to TFH.

The Company is presently a wholly owned subsidiary of TFH. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in providing online access to retail customers for trade execution. There were no operations in 2018. As a matter of business practice, the Company does not assume positions in securities. Up Fintech Holding Limited, the ultimate parent of TFH, has the intent and ability to provide the Company with continued financial support upon request.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that a broker dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of Rule 15c3-3 of the SEC, as are customarily made and kept by a clearing broker or dealer. Broker dealers operating under the provisions of (k)(2)(ii) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

2 – CLEARING AGREEMENT

The Company has established a Clearing Agreement with Interactive Brokers, LLC (the "Clearing Broker") on a fully disclosed basis. As part of the Clearing Agreement (the "Agreement"), the Company is required to maintain a deposit of $10,000 with the Clearing Broker. The Clearing Broker

will execute all orders, settle contracts and transactions in securities purchased, sold, borrowed, or loaned and is responsible for the receipt and distribution of interest and principal payments. The Company has agreed to pay the Clearing Broker for its services pursuant to a fee arrangement based generally on a flat rate per trade. The Company intends to transact business primarily with individual retail customers.

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions, which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

For the year ended December 31, 2018, the Company incurred a net operating loss of approximately $610,000 which is available to offset future Federal and state taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax

assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will realize the benefits of significantly all of these deductible differences and accordingly has recorded a deferred tax asset of $167,609, which has been included in the statement of financial condition.

4 - COMMITMENTS

The Company occupies furnished office space. The lease agreement provides for a monthly payment of $4,909 per month through May 31, 2019. Future minimum rental payments due are projected as follows:

Period Ending May 31	Amount
2019	$ 24,545

5 – OFF-BALANCE-SHEET RISK AND CONCENTRATION

The Company maintains its cash balances at a major banking institution. Customer deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has a potential concentration of credit risk in that, as of December 31, 2018, it had $820,906 in excess of FDIC insured limits.

6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $5,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,058,863, as defined, which exceeded its required net capital by $1,053,863. The ratio of aggregate indebtedness to net capital was 0.0180 to 1.

7- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018, however, no revenue was earned in 2018.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. In January 2019, the Company terminated its lease agreements effective May 2019. Management has elected to account for its short-term lease by recognizing the lease payments in operations on a straight-line basis over the term of the lease.